United States securities and exchange commission logo





                               June 22, 2023

       Omeed Malik
       Chief Executive Officer
       Colombier Acquisition Corp.
       214 Brazilian Avenue, Suite 200-J
       Palm Beach, FL 33480

                                                        Re: Colombier
Acquisition Corp.
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed June 15, 2023
                                                            File No. 333-271177

       Dear Omeed Malik:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 5, 2023 letter.

       Amendment No. 2 to Registration Statement on Form S-4 filed June 15,
2023

       Q. What happens to the funds held in the Trust Account upon consummation of the Business
       Combination?, page 29

   1. We note your response to comment 3, including revisions to quantify your transactional
                                                        (non-deferred
underwriting compensation) and deferred underwriting compensation.
                                                        However, we also note
that your revisions removed disclosure regarding specific planned business development
initiatives and operations to state generally in part (iii) that you will use the Trust Account
for working capital and general corporate purposes. Please revise this section to provide
greater detail to the extent possible regarding planned working capital and general
corporate purposes. In this regard, we note that elsewhere throughout your disclosure you
continue to discuss the combined company's D2C and B2B product
 Omeed Malik
Colombier Acquisition Corp.
June 22, 2023
Page 2
      development initiatives. Further, to the extent possible, please revise to specifically quantify this item.
       You may contact Abe Friedman at 202-551-8298 or Lyn Shenk at 202-551-3380 if you
have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp at 202-551-3861 or Donald Field at 202-551-3680 with any other questions.



                                                             Sincerely,
FirstName LastNameOmeed Malik
                                                             Division of
Corporation Finance
Comapany NameColombier Acquisition Corp.
                                                             Office of Trade &
Services
June 22, 2023 Page 2
cc:       Meredith Laitner
FirstName LastName